EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Three Months Ended March 31, 2015

	Earnings before fixed charges:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$31,054
Add:	Interest expense	33,597
	Depreciation expense on capitalized interest	472
	Amortization of deferred financing costs	1,073

	Earnings before fixed charges	$66,196

	Fixed charges:
	Interest expense	$33,597
	Amortization of deferred financing costs	1,073
	Capitalized interest	3,679

	Fixed charges	38,349

	Preferred unit distributions	118

	Combined fixed charges	$38,467

	Ratio of earnings to fixed charges	1.73

	Ratio of earnings to combined fixed charges	1.72